Exhibit 99.5
News release...
Date: 8 November 2007
Ref: PR571g
Rio Tinto explores options to sell Rio Tinto Energy America
As part of the Groupwide strategic review announced at the time of the acquisition of Alcan, Rio Tinto has decided to explore options for the sale of some or all of Rio Tinto Energy America.
Rio Tinto Energy America is the second largest US coal producer by tonnage, with a competitive position in the US coal marketplace. It forms a distinct part of the Energy group portfolio.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../
Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
Registered Office: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

For further information, please contact:

Media Relations, London	Media Relations, Australia

Ian Head
Nick Cobban	Office: +61 (0) 3 9283 3620
Office: +44 (0) 20 8080 1305	Mobile: +61 (0) 408 360 101
Mobile: +44 (0) 7920 041 003

Amanda Buckley
Office: +61 (0) 3 9283 3627
Mobile: +61 (0) 419 801 349

Media Relations, U.S

Nancy Ives
Mobile: +1 (619 540 3751)

Investor Relations, London	Investor Relations, Australia

Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Investor Relations, North America
Office: +44 (0) 20 7753 2326
Mobile: +44 (0) 7920 010 978	Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

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